
Australia's Most Famous Wine

03 AUG 19 AM 7:21


ROSEMOUNT
ESTATE
The prestige wine of Australia


LINDEMANS
making life more enjoyable


03029358

8 August 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SUPPL

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
APPOINTMENT OF EGM, CHIEF MARKETING OFFICER

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

dlw 8/19

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Australia's Most Famous Wine


ROSEMOUNT
ESTATE


LINDEMANS

03 AUG 10 AM 7:21

8 August 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

SOUTHCORP APPOINTS NEW EXECUTIVE GENERAL MANAGER, CHIEF MARKETING OFFICER

We advise that Mr Adam Burck has been appointed as Executive General Manager, Chief Marketing Officer.

Please find attached a copy of an announcement in relation to the above which the Company intends to release to the media.

Yours faithfully
SOUTHCORP LIMITED



M M HUDSON
CHIEF GENERAL COUNSEL & COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia


AUSTRALIA'S
MOST FAMOUS WINE


ROSEMOUNT
ESTATE


LINDEMANS
making life more enjoyable

03 AUG 19 AM 7:21

News Announcement

Southcorp appoints new Executive General Manager, Chief Marketing Officer

8th August, 2003

Southcorp Limited today announced the appointment of Adam Burck as Executive General Manager, Chief Marketing Officer reporting directly to John Ballard, Managing Director and Chief Executive Officer.

John Ballard said, "I am very pleased to announce Adam's appointment. This is a key role for the business and, with Adam's appointment as Executive General Manager Chief Marketing Officer, we now have the full complement of the new Southcorp Executive Team.

"Adam has built an impressive career in marketing across three major international consumer goods businesses, including wine, and brings extensive experience in building brands and developing international marketing capabilities within an organisation. Some of his most recent and valuable experience includes four years as Vice President International Marketing with Ernest & Julio Gallo Winery (E&J Gallo) based in California, a position he held from 1999 to early 2003 prior to setting up an independent business."

"In his role at E&J Gallo, Adam established a senior international marketing team across ten locations and was responsible for building brand marketing disciplines into the management of the company's international wine portfolio. We'll be looking for him to apply this experience to strengthen the Southcorp brand portfolio and further develop our international business."

Mr. Burck's career includes almost four years in product development with US company Quaker Oats and ten years with international biscuit and snackfoods company, United Biscuits Plc, where he performed a range of marketing roles in the USA, the UK and Europe. He holds a Bachelor of Arts from Dartmouth College in New Hampshire and an MBA from the J.L. Kellogg Graduate School of Management in Illinois.

Mr. Burck is expected to commence with Southcorp in early September following his relocation from the United States. He replaces Chris Hancock, formerly Global Marketing Director, who has moved into the newly-created role of Executive General Manager – Industry and Government.

For further information, contact:
Martin Hudson
Chief General Counsel and Company Secretary
Telephone: (02) 9465 1215
Facsimile: (02) 9465 1186
martin.hudson@southcorp.com.au

SOUTHCORP EXECUTIVE COMMITTEE

AUGUST 2003


Managing Director &
Chief Executive Officer
John Ballard
Chief Financial Officer
Steve McClintock
Chief General Counsel And
Company Secretary
Martin Hudson
Executive General Manager
Investor Relations/Corporate Affairs
Bill Clark
Executive General Manager
Industry And Government Relations
Chris Hancock
Executive General Manager
Human Resources
Dale Calhoun
Executive General Manager
Viticulture & Grape Resources
Stuart McNab
Executive General Manager
Winemaking
Peter Taylor
Executive General Manager
Operations And Supply Chain
Michael Christophersen
Executive General Manager,
Chief Marketing Officer
Adam Burck
President, UK/Europe
Jeffrey Wilkinson
President, The Americas
Thomas Burnet
Managing Director, Australasia
Michael East